UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF FEBRUARY 2023

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65 Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Preliminary Results of Operations

•	The preliminary results shown below may differ from the final results.

1. Basis: Consolidated

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2022)	Previous Period (Third quarter of 2022)	Changes (%)	Year to Year Comparison (Fourth quarter of 2021)	Changes (%)
Operating Revenue	Quarterly Results	43,945	43,434	1.17	42,953	2.31
	Year-to-date (“YTD”) Results	173,050	129,105	—	167,486	3.32
Operating Income	Quarterly Results	2,545	4,656	(45.34)	2,242	13.51
	YTD Results	16,121	13,576	—	13,872	16.21
Profit from Continuing Operations Before Income Tax	Quarterly Results	1,440	3,624	(60.26)	2,950	(51.18)
	YTD Results	12,362	10,921	—	17,182	(28.06)
Profit for the Period	Quarterly Results	2,237	2,456	(8.91)	3,148	(28.93)
	YTD Results	9,478	7,241	—	24,190	(60.82)
Attributable To: Controlling Interests	Quarterly Results	2,127	2,346	(9.36)	2,993	(28.95)
	YTD Results	9,124	6,997	—	24,075	(62.10)

2. Basis: Separate

Classification (unit : in 100 millions of Won, %)		Current Period (Fourth quarter of 2022)	Previous Period (Third quarter of 2022)	Changes (%)	Year to Year Comparison (Fourth quarter of 2021)	Changes (%)
Operating Revenue	Quarterly Results	30,963	31,226	(0.84)	30,731	0.76
	YTD Results	124,146	93,183	—	121,028	2.58
Operating Income	Quarterly Results	1,946	3,887	(49.93)	1,591	22.32
	YTD Results	13,211	11,265	—	11,143	18.56
Profit Before Income Tax	Quarterly Results	466	4,327	(89.24)	3,380	(86.22)
	YTD Results	11,463	10,997	—	13,693	(16.29)
Profit for the Period	Quarterly Results	879	3,051	(71.20)	2,654	(66.89)
	YTD Results	8,695	7,816	—	10,738	(19.03)

3. Source of Data	Data Provider	IR, SK Telecom

	Provided for	Analysts and Investors

	Date of Provision	February 8, 2023 / 3:00 p.m. (Seoul time)

	Location	2022 Earnings Results Conference Call

	Organizing Team	IR, SK Telecom (+82-2-6100-2114)

4. Other Important Matters Relating to an Investment Decision

•  The preliminary results set forth in this report have been prepared on a consolidated basis and separate basis in accordance with International Financial Reporting Standards as adopted in Korea and may be subject to change based on the results of the audit by the Company’s external auditor.

•  The preliminary results set forth in this report reflect profits and losses from discontinued operations comprising certain businesses that were horizontally spun off from the Company in fiscal year 2021.

•  For further relevant materials, please refer to the Company’s IR website at:

https://www.sktelecom.com/en/investor/lib/announce.do

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Hee Jun Chung
(Signature)
Name: Hee Jun Chung
Title: Vice President

Date: February 8, 2023